Exhibit 99.1

ATTUNITY LTD. ANNOUNCES PROPOSED PUBLIC OFFERING OF
ORDINARY SHARES

Burlington, MA – December 5, 2017 – Attunity Ltd. (NASDAQ CM: ATTU), a leading provider of data integration and Big Data management software solutions, announced today that it has commenced a public offering of its ordinary shares.  The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.  Attunity intends to use the net proceeds from the sale of the ordinary shares in connection with its strategic plan, including for expanding its sales, marketing and research and development activities, as well as acquisitions and investments, and for working capital and other general corporate purposes.

William Blair, Needham & Company and Roth Capital Partners are acting as joint bookrunners for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The preliminary prospectus supplement and accompanying base prospectus relating to this offering will be filed with the Securities and Exchange Commission (SEC) and copies may be obtained from William Blair & Company, L.L.C., 150 North Riverside Plaza, Chicago, Illinois 60606, Attention: Prospectus Department, by telephone at (800) 621-0687, or by email  at prospectus@williamblair.com; Needham & Company, LLC, Attention: Syndicate Prospectus Department, 445 Park Avenue, 4th Floor, New York, New York 10022, or by telephone at 1-800-903-4696, or by email at prospectus@needhamco.com; or Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147; or by accessing the SEC’s website, www.sec.gov.

About Attunity Ltd.

Attunity is a leading provider of data integration and Big Data management software solutions that enable availability, delivery, and management of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity’s current expectations. For example, forward-looking statements include statements regarding our public offering. The offering is subject to market and other conditions and there can be no assurance as to whether and when the offering may be completed or as to the size and terms of the offering.  For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to the prospectus supplement for this offering, which is expected to be on file with the SEC and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2017. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

For more information, please contact:

Todd Fromer / Allison Soss
KCSA Strategic Communications
P: +1-212-682-6300
tfromer@kcsa.com / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972-9-899-3000
dror.elkayam@attunity.com